Exhibit 99.185

NexTech AR Solutions Reports Preliminary 2nd Quarter 2020 Results

InfernoAR Virtual Conference Revenue Creating Transformational Growth For Company

New York, NY – Toronto, ON –July 21th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, and Virtual Events, reported preliminary results of its second quarter ended June 30th , 2020. The final and confirmed numbers will be filed to SEDAR by August 31st.

Q2 2020 highlights:

●	Revenue grows 133% to $3.5 million
●	Gross Profit grows 171% to $2.1 million with a 60% margin
●	Cash on hand of $6.4 million
●	Working Capital of $7.3 million
●	Obtained credit facility from the Royal Bank of Canada of $600k
●	Applied for uplist to NASDAQ CM
●	InfernoAR virtual events product launches and revenues begin scaling

●	On 7/21-Evan Gappelberg, CEO of Nextech AR Solutions purchased 250,000 shares through a warrant conversion for a total consideration of $175,000 the shares increased his total holdings to 6,093,328.

Evan Gappelberg, CEO of NexTech. comments “We are pleased to report that our preliminary second quarter ended June 30th , 2020 results were positive and very strong across our business segments. These results were driven by new customer additions, expansion of product lines and increases in conversions from our e-commerce and the newly acquired, infernoAR business. He continues “We are uniquely positioned to see our business benefit from this new ’stay at home’ paradigm shift with our AR ecommerce, video conferencing and Virtual Events business units. The digital transformation that is taking place globally is creating more business opportunities for video conferencing virtual learning, virtual conferences, or virtual events, and e-commerce than ever before”.

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The company’s newly launched InfernoAR business has booked approximately $1,000,000 in new virtual event deals, which are typically 1-3 day events, with a deal size between $25,000-$250,000 with large corporations in the past 60 days including: ARCH Insurance, ICSOBA, NAMPI, NAMD, Shaklee, YASM (Church), BDA Sports, SWM International, Aluminium Research Centre, and the Government of Canada. The InfernoAR business is growing rapidly, with a current run rate approaching $12 million+ annually. However as our salesforce grows we expect that the monthly revenue number will grow with it as current market demand for video conferencing and virtual events is extremely high. We are also seeing strong demand for our other businesses including AR ecommerce, our 3D/AR ad network as well as our Aritize white label app and our webAR business which are not included in the InfernoAR run rate.

The CEO continues “NexTech’s leadership position in this industry is now attracting more M&A opportunities, as we are being approached by innovative AR/VR technology companies. We have closed on four deals in the last 18 months and are in discussions with several candidates with an eye toward a transformative acquisition, which could further enhance shareholder value”.

Addressing the recent short seller attack, “In recent days, our stock has again been attacked, by short sellers, who are using market manipulation, and false rumors to create panic in the market. This group is rehashing the same tactics they used last February. I would like to remind investors that after the February short seller attack, and a sharp sell-off in the stock, our stock has moved on to new all time highs. NexTech’s business is “firing on all cylinders”, and sales velocity is accelerating. Our business, our cash position and our product mix has never been better since going public in 2018. It is unfortunate that shareholders are being misled by individuals that want to see our stock go down and we urge you to read our financial reports, to visit our website or even call me directly as many of you have in the past day. My direct line is 631-655-6733 or you can email me questions at evan@nextechar.com as we have nothing to hide. We are committed to being fully transparent for all shareholders. We will continue to issue news on any developments, which are of interest to shareholders, and hold regular updates and shareholder calls, where we answer all questions. We are building a substantial business that we believe has enormous long term value. To back that strong belief I have put my money where my mouth is by investing in Nextech with my own money and taking all my pay in stock as are all our senior executives at Nextech AR Solutions”.

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About InfernoAR

InfernoAR, supports clients that require integration with enterprise systems, custom workflow, cognitive search and discovery, interactive features and secure multi-CDN streaming in front of and behind the firewall. The platform services Fortune 500 businesses like Johnson and Johnson, Viacom, Polycom and others. It’s super secure with token authentication allowing the CDNs to reject serving videos to unauthorized users, by taking the JWT authentication to the edge security is pushed closer to the user and load is taken off the core application. InfernoAR has been providing top products and service in the video streaming space for 10+ years.

Recent Company Highlights in 2020:

●	July 13, 2020 The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

●	July 8, 2020 The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

●	July 2, 2020: Hired Arnaud Amet as Director of Sales for Europe. Mr. Amet situated in Paris, France comes from regional and global sales and marketing roles in Microsoft (MSFT) where he worked for over a decade ending in 2015. He also has significant experience with his own startup in sales and marketing of AR/VR to large brands partnering with Facebook (FB), Huawei and Microsoft.

●	June 29, 2020: signed a contract to supply its InfernoAR video conferencing and virtual events platform to the Dallas Independent School District (Dallas ISD).

●	June 19, 2020: NexTech closed a private placement of 1,528,036 units priced at the market price of $2.10 per unit (the “Units”) for gross proceeds of $3,208,875 (the “Offering”). This financing provides the company with a healthy cash and inventory position of over $7.5million - its highest ever.

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●	June 18, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

●	June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

●	June 4, 2020 The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology is expected to add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

●	June 3, 2020: The company achieved record revenue and gross profit for the month of May 2020. Both revenue and gross profit showed dramatic increases in May. Notably, compared to May 2019, the company’s revenue increased 169% to $1,300,000 while gross profit grew 290% to $800,000 representing the highest revenue and gross profit ever achieved in a single month.

●	June 1, 2020 : CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

●	May 25, 2020: Signed a contract to supply its Augmented Reality Solutions to Dell Computer.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

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●	May 21, 2020: InfernoAR Virtual Events platform chosen to supply ARCH Insurance for their global leadership two day summit starting June 6th.

●	May 19, 2020: Inferno AR integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 12, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: launched in Q1 2020 the ad platform is a end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

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InfernoAR: Advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

631-655-6733

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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